

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2018

Brendan Kennedy
President and Chief Executive Officer
Tilray, Inc.
1920 Eastlake Avenue E.
Seattle, WA 98102

      Re: Tilray, Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted May 30, 2018
          CIK No. 0001731348

Dear Mr. Kennedy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors
Tilray Nanaimo is, and our High Park Farms, High Park Processing Facility and Tilray Portugal are expected to become...., page 17

1.   Please expand your risk factor to quantify the amount of cannabis you procure through third parties, as disclosed on page 60, and to include relevant disclosure concerning the impact on gross margin in the event you are unsuccessful in scaling operations at your facilities.

Business
Adult Use Brands, page 87

2.   We note your disclosure that your mock-ups are shown for representation purposes only. Please revise your disclosure to identify the markets where you currently sell or intend to sell the brands as depicted. If you are unable to identify the relevant markets, please delete them.

Our Commitment to Research and Innovation
Patents and proprietary programs, page 92

3.   Please expand your disclosure to discuss whether you expect the expiration of certain EnWave patents in 2019 to have a material effect on your business, including any impact on future operations and the financial position of the company. Additionally, please disclose the royalty rate, or a royalty range not to exceed ten percent, payable to EnWave under the terms of the license agreement.

        You may contact Franklin Wyman at 202-551-3660 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Alan Hambelton, Esq.